1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/07/14:	Chunghwa Telecom to hold conference call for the second quarter 2020 results
99.02	Announcement on 2020/07/16:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

99.03	Announcement on 2020/07/21:	Supplemental information related to the unsecured corporate bond issuance approved by CHT Board of Directors dated May 6th, 2020

99.04	Announcement on 2020/07/23:	Chiayi City Station of Bureau of Investigation execute a search to Chiayi local business operation center of Chunghwa Telecom

99.05	Announcement on 2020/07/31:	CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use assets from Chunghwa Telecom

99.06	Announcement on 2020/08/05	New appointment of Senior Executive Vice President and Chief Financial Officer

99.07	Announcement on 2020/08/05	To announce the Company's transaction of 「Account Integration System」

99.08	Announcement on 2020/08/05	Board of Directors approved the disposal of property to the Company's affiliate - Chunghwa Post Co., Ltd.

99.09	Announcement on 2020/08/06	Taiwan Shilin District Prosecutors Office raided the staff offices of the local business operation centers of Chunghwa Telecom

99.10	Announcement on 2020/08/06	To announce the differences between the second quarter of 2020 financial statements under Taiwan-IFRSs and IFRSs

99.11	Announcement on 2020/08/10:	Chunghwa Telecom announces its operating results for July 2020

99.12	Announcement on 2020/08/10:	July 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom to hold conference call for the second quarter 2020 results

Date of events: 2020/07/15

Contents:

1.	Date of institutional investor conference: 2020/07/30

2.	Time of institutional investor conference: 15:00

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on July 30, 2020 Taipei time for the brief information and presentation of the investor conference.

5.	Any other matters that need to be specified:

Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.02

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

Date of events: 2020/07/16

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Rm. 1303, No. 6*8, Sec. 2, Liming Rd., Nantun Dist., Taichung City, Taiwan

2.	Date of occurrence of the event:2020/07/16

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: total 12 pings

Unit price: NT$ 500 per ping per month

Total transaction price: NT$240,000

Right-of-use asset: NT$221,297

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Choosing the most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment period: 2020/7/19~2023/11/18

Monthly payment

Restrictions and other important agreements in the contract: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: previous contract price

The decision-making department: Chairman authorized by Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/08/26

25.	Date of ratification by supervisors or approval by the audit committee: 2020/08/26

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2020/08/26).

EXHIBIT 99.03

Supplemental information related to the unsecured corporate bond issuance approved by CHT Board of Directors dated May 6th, 2020

Date of events: 2020/07/21

Contents:

1.	Date of the board of directors resolution: NA

2.	Name [issue no.__ of (secured, unsecured) corporate bonds of___________ (company)]: Chunghwa Telecom Co., Ltd. 1st unsecured corporate bonds

3.	Total amount issued: Total amount is NT$20 billion; comprised of NT$8.8 billion 5-year Tranche A, NT$7.5 billion 7-year Tranche B, and NT$3.7 billion 10-year Tranche C.

4.	Face value per bond: NT$10 million.

5.	Issue price: At par

6.	Issuance period: Tranche A: 5 years; Tranche B: 7 years; Tranche C: 10 years

7.	Coupon rate: Tranche A: 0.50% p.a.; Tranche B: 0.54% p.a.; Tranche C: 0.59% p.a.

8.	Types, names, monetary values and stipulations of collaterals: None

9.	Use of the funds raised by the offering and utilization plan: Working capital replenishment and debt repayment

10.	Underwriting method: Public offering through underwriting

11.	Trustees of the corporate bonds: Bank of Taiwan

12.	Underwriter or agent: Yuanta Securities Co., Ltd. as the lead underwriter.

13.	Guarantor(s) for the issuance: None

14.	Agent for payment of the principal and interest: Bank of Taiwan (Hsinyi Branch)

15.	Certifying institution: N/A

16.	Where convertible into shares, the rules for conversion: N/A

17.	Sell-back conditions: N/A

18.	Buyback conditions: N/A

19.	Reference date for any additional share exchange, stock swap, or subscription: N/A

20.	Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

21.	Any other matters that need to be specified: None

EXHIBIT 99.04

Chiayi City Station of Bureau of Investigation execute a search to Chiayi local business operation center of Chunghwa Telecom

Date of events: 2020/07/23

Contents:

1.	Date of occurrence of the event:2020/07/23

2.	Cause of occurrence: Chiayi City Station of Bureau of Investigation executed a search to Chiayi local business operation center of Southern Taiwan Business Group of Chunghwa Telecom.

3.	Countermeasures: Cooperation with the investigation

4.	Effect on the Company's finances and business: None

5.	Any other matters that need to be specified: None

EXHIBIT 99.05

CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use assets from Chunghwa Telecom

Date of events: 2020/07/31

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Asset 1: 11F, No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City, Taiwan

Asset 2: 2F, No. 35*, Sec. 1, Wenxin Rd., Nantun Dist., Taichung City, Taiwan

Asset 3: 5F, No. 20*, Zhisheng Rd., Zuoying Dist., Kaohsiung City, Taiwan

2.	Date of occurrence of the event: 020/07/31

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Asset 1: About 142 ping

Price per unit: NT$2,014 per ping per month

Monthly payment:NT$286,000

Total transaction amount: NT$1,430,000

Right-of-use assets : NT$1,358,283

Asset 2: About 27.13 ping

Price per unit: NT$631 per ping per month

Monthly payment: NT$17,119

Total transaction amount: NT$89,589

Right-of-use assets : NT$85,082

Asset 3: About 10 ping

Price per unit: NT$700 per ping per month

Monthly payment: NT$7,000

Total transaction amount: NT$35,000

Right-of-use assets : NT$33,246

Sum of transaction amount above: NT$1,554,589

Sum of right-of-use assets above: NT$1,476,611

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Consideration of the property location and overall operation requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Asset 1: Monthly payment

       Lease period: 2020/08/01~2020/12/31

       Restrictive covenants in the contract: None

Asset 2: Monthly payment

       Lease period: 2020/08/01~2021/01/07

       Restrictive covenants in the contract: None

Asset 3: Monthly payment

       Lease period: 2020/08/01~2020/12/31

       Restrictive covenants in the contract: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: previous contract price

The decision-making department: Chairman authorized by Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2020/08/27

25.	Date of ratification by supervisors or approval by the audit committee: 2020/08/27

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2020/08/27).

30.

EXHIBIT 99.06

New appointment of Senior Executive Vice President and Chief Financial Officer

Date of events: 2020/08/05

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.) ,financial officer, accounting officer, corporate governance officer, research and development officer, chief internal auditor, or designated and non-designated representatives):

Important personnel and financial Officer.

2.	Date of occurrence of the change: 2020/08/05

3.	Name, title, and resume of the previous position holder:

Shui-Yi Kuo, President and former Senior Executive Vice President of Chunghwa Telecom, Master’s degree in Accounting from National Chengchi University.

4.

Name, title, and resume of the new position holder: Vincent Y.S. Chen(陳宇紳), the Professor of the Department of Accounting at National Chengchi University, Ph.D. degree in Accounting from State University of New York at Buffalo.

5.	Type of the change (please enter: ”resignation”, ”position adjustment”, ”dismissal”, ”retirement”, ”death” or ”new replacement”): new replacement

6.	Reason for the change: new replacement

7.	Effective date: 2020/09/01

8.	Any other matters that need to be specified:

The President, Shui-Yi Kuo, was acting the position of Senior Executive Vice President and Chief Financial Officer con-currently from May 8, 2019.

EXHIBIT 99.07

To announce the Company's transaction of 「Account Integration System」

Date of events: 2020/08/05

Contents:

1.

Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): CCBS 2.0 upgrading project of the second-generation customer account integration system

2.	Date of occurrence of the event: 2020/08/05~2020/08/05

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price: NT$ 397,980,000

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Systems Integration Co., Ltd.; Subsidiary

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

In accordance with Procurement Management Rules of the Company, Chunghwa System Integration Co., Ltd. is selected as the trading counterparty.

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: In accordance with contract

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

In accordance with Procurement Management Rules of the Company.

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Account integration system upgrade

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution:2020/08/05

25.	Date of ratification by supervisors or approval by the audit committee:2020/08/04

26.	The transaction is to acquire a real property or right-of-use asset from a related party: No

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: N/A

EXHIBIT 99.08

Board of Directors approved the disposal of property to the Company's affiliate - Chunghwa Post Co., Ltd.

Date of events: 2020/08/05

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Site 1: Land no. 180 and 180-1, Lanya sec., Shilin Dist., Taipei City

Site 2: Land no. 244-1, Taitung sec., Taitung City, Taitung County

Site 3: Land no. 62, Magong sec., Magong City, Penghu County

2.	Date of occurrence of the event:2020/08/05

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Site 1: 280.12 sq. meters (84.74 ping), NT$ 2,222,091 per ping, Total NT$ 188,300,000

Site 2: 2,245 sq. meters (679.11 ping), NT$ 213,073 per ping, Total NT$ 144,700,000

Site 3: 534 sq. meters (161.54 ping), NT$ 326,606 per ping, Total NT$ 52,760,000

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Post. Co., Ltd.; affiliate company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party: it's the winner of the three bids

Previous owner of the property: Chunghwa Post. Co., Ltd.

Previous date and monetary amount of transfer:

Site 1: 2017/12/20, NT$ 305,000 per sq. meter

Site 2: 2004/07/07, NT$ 13,932 per sq. meter

Site 3: 2004/12/16, NT$ 12,640 per sq. meter

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.

Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Gain of NT$ 298,125,037 in total through the three transactions.

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Phase 1: deposit

Phase 2: complementary payment to 20% land price in 20 business days after contract formation

Phase 3: payment of 10% land price in 2 business days after issuance of tax statement

Phase 4: payment of 70% land price in 1 business day after issuance of tax payment certificate

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction: tender

The reference basis: real estate appraisal reports

Decision-making unit: Board of directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: asset activation

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution:2020/08/05

25.	Date of ratification by supervisors or approval by the audit committee:2020/08/04

26.	The transaction is to acquire a real property or right-of-use asset from a related party: No

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.09

Taiwan Shilin District Prosecutors Office raided the staff offices of the local business operation centers of Chunghwa Telecom

Date of events: 2020/08/06

Contents:

1.	Date of occurrence of the event:2020/08/06

2.

Cause of occurrence: Taiwan Shilin District Prosecutors Office directed the Taichung Investigation Branch of the Investigation Bureau, Ministry of Justice to raid the staff offices of the local business operation centers of Chunghwa Telecom this morning.

3.	Countermeasures: Cooperation with the investigation

4.	Effect on the Company's finances and business: None

5.	Any other matters that need to be specified: None

EXHIBIT 99.10

To announce the differences between the second quarter of 2020 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2020/08/06

Contents:

1.	Date of occurrence of the event:2020/08/06

2.	Year/Quarter of the financial report: The second quarter of 2020

3.	Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$8,852,986 thousand and NT$17,400,350 thousand, consolidated net income attributable to stockholders of the parent of NT$8,574,040 thousand and NT$16,857,374 thousand, and basic earnings per share of NT$1.11 and NT$2.17 for the three months and six months ended June 30, 2020, respectively. The Company also reported total assets of NT$506,003,267 thousand, total liabilities of NT$136,221,753 thousand, and total equity of NT$369,781,514 thousand as of June 30, 2020.

5.	Accounting principles applied for securities issued overseas:

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$10,196 million and NT$18,296 million, consolidated net income attributable to stockholders of the parent of NT$9,881 million and NT$17,731 million, and basic earnings per share of NT$1.28 and NT$2.29 for the three months and six months ended June 30, 2020, respectively. The Company also reported total assets of NT$505,797 million, total liabilities of NT$137,121 million, and total equity of NT$368,676 million as of June 30, 2020.

7.	Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.11

Chunghwa Telecom announces its operating results for July 2020

Date of events: 2020/08/10

Contents:

1.	Date of occurrence of the event: 2020/8/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for July 2020 decreased year over year to NT$ 16.30 billion, mainly due to the decrease of international fixed-line voice revenue, handset sales revenue and mobile service revenue, which offset the increase of ICT project revenue, data communications revenue and broadband access revenue. Operating costs and expenses decreased year over year to NT$ 12.76 billion, mainly due to the decline of interconnection expenses and cost of goods sold. Operating income was NT$ 3.54 billion. Income before tax was NT$ 3.62 billion. Net income attributable to stockholders of the parent company was NT$ 2.78 billion. EPS was NT$ 0.36. In addition, operating income, pretax income and EPS all exceeded the third quarter guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.12

Chunghwa Telecom

August 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Jul.	Net sales	16,296,592	16,695,959	(-) 399,367	(-)2.39%
Jan.-Jul.	Net sales	112,254,455	118,135,295	(-) 5,880,840	(-)4.98%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,809,532

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	59,242
	Fair Value	3,502
	The amount of unrealized gain(loss) recognized this year	3,729

Settled Position	Total amount of contract	221,918
	The amount of realized gain(loss) recognized this year	-2,072

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	630,172
	Fair Value	33,980
	The amount of unrealized gain(loss) recognized this year	33,653

Settled Position	Total amount of contract	281,301
	The amount of realized gain(loss) recognized this year	385

b Trading purpose : None